ATCO
GROUP

Corporate Office


05005285

Telephone: (403) 292-7909
Telefax: (403) 292-7623
e-mail: leslie.lawson@atco.com

January 10, 2005

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549

SUPPL

Canadian Utilities Limited
File No.: 82-34744
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Corporation's Form 1, filed January 7, 2005 for symbol CU.NV
- Corporation's Form 1, filed January 7, 2005 for symbol CU.X
- Corporation's Form 1, filed January 7, 2005 for symbol CU.PR.T
- Corporations' Form 1, filed January 7, 2005 for symbol CU.PR.V
- Corporation's Form 1, filed January 7, 2005 for symbol CU.PR.D
- Corporation's Form 1, filed January 7, 2005 for symbol CU.PR.A
- Corporation's Form 1, filed January 7, 2005 for symbol CU.PR.B
- Insider Report, filed January 7, 2005 relating to a Normal Course Issuer Bid

PROCESSED
JAN 24 2005
THOMSON
FINANCIAL

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

Leslie Lawson
Corporate Secretarial Administrator

Encl.


SEC MAIL PROCESSING
RECEIVED
JAN 19 2005
WASH. D.C.
202
SECTION

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.NV
Reporting Period:	12/01/2004 - 12/31/2004

Summary

Issued & Outstanding Opening Balance :	41,209,193	As at :	12/01/2004

	Effect on Issued & Outstanding Securities
Stock Option Plan	20,900
Other Issuances and Cancellations	140,200
Issued & Outstanding Closing Balance :	41,370,293

Stock Option Plan

Stock Options Outstanding Opening Balance:	**798,700**	As at :	12/01/2004

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
12/31/2004	N		20,900		
Totals		0	20,900	0	0

Stock Options Outstanding Closing Balance:	**777,800**	As at :	12/31/2004

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
12/31/2004	Conversion (General)	154,200
12/31/2004	Issuer Bid	-14,000
Totals		140,200

Filed on behalf of the Issuer by:

Name:	Leslie Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	01/07/2005 16:23:23
Last Updated:	01/07/2005 16:19:02



PROCESSING
CEIVED
JAN 1 9 2005
202
SECTION

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.X
Reporting Period:	12/01/2004 - 12/31/2004

Summary

Issued & Outstanding Opening Balance :	22,180,442	As at :	12/01/2004
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	-159,200		
Issued & Outstanding Closing Balance :	22,021,242		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
12/31/2004	Conversion (General)	-154,200
12/31/2004	Adjustment	-5,000

Filer's comment

Error entering opening balance for month of September - should have been 22,192,117, entered 22,197,117 in error.

Totals	-159,200

Filed on behalf of the Issuer by:

Name:	Leslie Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	01/07/2005 16:16:33
Last Updated:	01/07/2005 16:13:44


RECEIVED
JAN 19 2005
PROCESSING
SECTION
202

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.T
Reporting Period:	12/01/2004 - 12/31/2004

Summary

Issued & Outstanding Opening Balance :	2,277,675	As at :	12/01/2004
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	2,277,675		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Leslie Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	01/07/2005 16:24:11
Last Updated:	01/07/2005 16:24:06


SEC MAIL PROCESSING
RECEIVED
JAN 19 2005
WASH, D.C. 202 SECTION

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.V
Reporting Period:	12/01/2004 - 12/31/2004

Summary

Issued & Outstanding Opening Balance :	2,146,730	As at :	12/01/2004
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	2,146,730		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Leslie Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	01/07/2005 16:24:52
Last Updated:	01/07/2005 16:24:43



SEC MAIL PROCESSING
RECEIVED
JAN 1 9 2005
WASH, D.C. 202 SECTION

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.D
Reporting Period:	12/01/2004 - 12/31/2004

Summary

Issued & Outstanding Opening Balance :	635,700	As at :	12/01/2004

Effect on Issued & Outstanding Securities

Other Issuances and Cancellations	0
Issued & Outstanding Closing Balance :	635,700

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Leslie Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	01/07/2005 16:25:37
Last Updated:	01/07/2005 16:25:31


SEC MAIL PROCESSING
RECEIVED
JAN 1 9 2005
WASH, D.C. 202 SECTION

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.A
Reporting Period:	12/01/2004 - 12/31/2004

Summary

Issued & Outstanding Opening Balance :	6,000,000	As at :	12/01/2004
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	6,000,000		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Leslie Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	01/07/2005 16:26:49
Last Updated:	01/07/2005 16:26:44


SEC MAIL PROCESSING
RECEIVED
JAN 1 9 2005
WASH. D.C. 202 SECTION

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.B
Reporting Period:	12/01/2004 - 12/31/2004

Summary

Issued & Outstanding Opening Balance :	6,000,000	As at :	12/01/2004
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	6,000,000		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Leslie Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	01/07/2005 16:27:19
Last Updated:	01/07/2005 16:27:13


SEC MAIL PROCESSING
RECEIVED
JAN 19 2005
WASH. D.C.
202
SECTION

FILE NO. 82-34744

Insider transaction detail - View details for issuer

2005-01-07 13:19 ET

Transactions sorted by : Insider
Issuer name : Canadian Utilities Limited (Starts with)
Filing date range : January 7, 2005 - January 7, 2005

Issuer name: Canadian Utilities Limited

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
Insider name: Canadian Utilities Limited													
Insider's Relationship to Issuer: 1 - Issuer													
Security designation: Non-Voting Shares Class A													
387688	2004-12-03	2005-01-07	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+2,800	59.7900	2,800						


SEC MAIL
PROCESSING
RECEIVED
JAN 1 9 2005
WASH. D.C.
202
SECTION

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
387689	2004-12-03	2005-01-07	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-2,800		0						
387690	2004-12-10	2005-01-07	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+7,200	59.3200	7,200						
387691	2004-12-10	2005-01-07	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-7,200		0						
387692	2004-12-17	2005-01-07	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+4,000	59.1100	4,000						
387693	2004-12-17	2005-01-07	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-4,000		0						